

September 2, 2022

Richard Konzmann
Executive Vice President, Chief Financial Officer and Treasurer
Arlington Asset Investment Corp.
6862 Elm Street, Suite 320
McLean, VA 22101

      Re: Arlington Asset Investment Corp.
           Form 10-K for the year ended December 31, 2021
           Filed March 10, 2022
           Form 10-Q for the quarterly period ended June 30, 2022
           Filed August 15, 2022
           File No. 001-34374

Dear Richard Konzmann:

We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Form 10-Q for the quarterly period ended June 30, 2022 filed August 15, 2022

Net Operating Income from Investments in Financial Assets, page 45

1.   We note your response to our comment 2 from our letter dated June 21, 2022 and your conclusion to no longer include the measure "economic net interest income from financial assets" in future filings. We note that you continue to include a presentation of components of net operating income from your investments in financial assets on pages 45 and 46. Certain components of this presentation appear to also exclude interest expense for long-term unsecured debt; specifically, it appears that the subtotal of repurchase agreements and secured debt of consolidated VIEs, net interest income/spread, and levered net interest return exclude the impact from such interest expense. Please tell us

how you determined it was appropriate to exclude long-term unsecured debt interest expense from these components. Reference is made to Item 10(e) of Regulation S-K. Your response should address that given you are in the business of investing in interest earning assets and financing such assets with debt, please tell us how you considered Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures in your determination that it is appropriate to eliminate interest expense from long-term unsecured debt. In this regard, tell us how you considered if this interest expense is a normal, recurring, cash operating expense necessary to operate your business.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction